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                                                                    Exhibit 99.5
                        [Highfields Capital Letterhead]



By Fax : 804-281-4775
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March 5, 1999

Mr. Jeremiah J. Sheehan
Chairman of the Board and
Chief Executive Officer
Reynolds Metals Company
6601 West Broad Street
Richmond, Virginia 23230


Dear Jerry,

Thank you very much for taking the time to meet with us on February 16. Given the events of the last few weeks, I feel compelled to write you a follow-up letter. There are two significant events which have occurred since our meeting. First, Reynolds, in its March 1 letter to the SEC, claims that our proposal asking that the company hire an investment banker to explore all strategic alternatives for maximizing shareholder value is excludable because (1) Reynolds has already engaged Merrill Lynch and (2) the methodology used in valuing Reynolds' main business units was not provided with the summary valuation numbers we presented with our proposal. Second, on March 3 the Company pre-announced disappointing results for the first quarter of 1999 and, by inference, for the balance of the year. We would like to address both of these points.

In our recent meeting and conversations, you have said that Merrill Lynch has been retained to explore strategic alternatives to maximize shareholder value. Our concern is that this statement is merely a confirmation of Merrill's existing role as your advisor in connection with the ongoing portfolio review restructuring program begun in late 1996. Supporting this concern is the following statement in Reynolds' March 1 letter to the SEC: "Merrill Lynch is continuing to advise the Company in 1999 in connection with the Company's strategic planning process." As you know, we continue to take issue with the results of that review i.e., we continue to question why the packaging business has not been spun off or sold. We believe that you need to openly commit to a more expanded course of action with Merrill, and that Reynolds' depressed share price in large part reflects the market's lack of confidence in management's commitment to create shareholder value. Reynolds shares are currently at a ten-year low -- everyone who bought the stock during this period (the biggest bull market in history) has lost money, while Alcoa's shares have appreciated over 150%. Portfolios managed by my partner, Jonathon Jacobson, have been significant owners of Reynolds' stock since late 1996 and have suffered accordingly. We believe that no amount of operating improvement will be able to create the amount of value in the short or intermediate term that a sale or spin-off would create today.
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We do not believe that the depressed share price is entirely a function of low aluminum prices. In our view, the company's two primary business units are extremely different in terms of operations and valuation methodologies. Obviously the market has not liked the combination for some time. We believe that the packaging business, with its stable cash flows, high market shares and very strong brand name, is worth at least $2.2 billion, or about $35 per share, based on an eleven times multiple on estimated trailing annual EBITDA of over $200 million. This is a consumer-oriented business for which the currently low price of aluminum is largely irrelevant. In base materials, Reynolds' 1.1 million tons of low-cost smelting capacity are worth at least $3,500 per ton by our estimation, equating to $3.9 billion, or about $60 per share. The company's
2.9 million tons of low-cost alumina capacity we believe to be worth over $650 per ton, equating to $1.9 billion, or about $30 per share. These three operations alone, net of the company's debt and other liabilities of approximately $2.0 billion (about $30 per share), we believe imply a share valuation for RLM of $95. You will recall that when we reviewed these valuations with you and suggested that Reynolds' net asset value is at least twice its market valuation, you did not disagree, and shared our frustration with the excessive discount reflected in the current share price ($41 as of today, which is about 10% lower than on the date of our February meeting).

Given the persistent poor share performance and valuation discount, we do not believe that it is appropriate at this time for you to be considering growth initiatives in hopes that they and a more favorable aluminum market will improve the company's results and valuation. We recognize that aluminum is at severely depressed levels and that your management team has executed the portfolio review, selling assets, reducing debt and shares outstanding and lowering the company's operating costs. However, as you have acknowledged, tremendous unrealized value remains in Reynolds' market valuation. Continued operations in the present format may never cause the stock to reflect on a present value basis, the values that may be achievable today through a sale or spin-off. This is certainly the consensus view among Wall Street analysts, several of whom acknowledge the company's huge asset values along the lines outlined above but nevertheless rate the company an underperformer based on their skepticism that you will not take the decisive steps necessary to quickly unlock this value. If analysts and shareholders truly believed in your commitment to act specifically and swiftly to realize value, Reynolds' shares would be trading at significantly higher levels.

Today's news that Reynolds is considering building a smelter with Bechtel in Turkmenistan highlights a very significant problem. The effective reinvestment of valuable free cash flows from the company's packaging business to build more aluminum assets is a mistake. This news sends your shareholders the message that you are willing to add to assets whose economic viability is subject to the vagaries of commodities prices in places with significant political and operating risks. We consider this a value-destroying exercise. The world is awash in smelting capacity. The last thing we as shareholders want to see is the use of stable cash flows to fund more investments in a low-multiple business that is not even EVA positive. Therefore it is with good reason that Wall Street will not efficiently value Reynolds on a sum-of-the-parts basis. The problem with the combination of the two main
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business units is your ability to allocate capital away from the highly valued one and to the low-valued one.

The vast majority of our fellow shareholders must share our extreme frustration -- not with the price of aluminum and not with the company's operating improvements -- but with the lack of visible evidence of your conviction to maximize shareholder value through whatever means necessary. We strongly urge you to openly commit to your shareholders to direct Merrill Lynch to explore all alternatives to maximize shareholder value, with no prejudice for or against any option (sale, spin-off, etc.). Furthermore, we recommend that a special committee of independent Directors of the Board be formed to assist you in monitoring Merrill's progress. Although you might be reluctant to take any action that might jeopardize your independence to operate the business and pursue the growth objectives you think are achievable, the time has come to put the shareholders' wishes and interests first. As owners we expect you to exercise your duty of exclusive loyalty to Reynolds' shareholders by taking quick and decisive action to immediately enhance the value of our shares.


Sincerely,


/s/  Richard L. Grubman
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Richard L. Grubman

cc: Board of Directors